June 2, 2009

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on March 2, 2009 (the “10-K”)

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed on May 8, 2009 (the “10-Q”)

File No. 001-09853

Dear Ms. Collins:

In connection with your letter dated May 19, 2009 to David I. Goulden, Executive Vice President and Chief Financial Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note A. Summary of Significant Accounting Policies, Revenue Recognition, page 53

1.	In addition to the information provided in response to prior comment 1, please address the following:

•	Tell us the date of your most recent VSOE analysis and what time period you used to analyze stand alone sales;

Response:

For our Information Storage, Content Management and Archiving and RSA Information Security segments, we perform a VSOE analysis every quarter by using a rolling four quarter average from standalone transactions in each of the previous four quarters to determine the VSOE of fair value for our undelivered elements. For our VMware Virtual Infrastructure segment we perform a VSOE analysis every six months by using a rolling four quarter average from standalone transactions in each of the previous four quarters to determine the VSOE of fair value for our undelivered elements. For each analysis, except for the Information Storage segment, the transactions used are a quarter in arrears of the current quarter. For example, the analysis for the year ended December 31, 2008 covered the period from October 1, 2007 to September 30, 2008. For our Information Storage segment, we used the current four quarter average. For example, the analysis for the year ended December 31, 2008 covered the period from January 1, 2008 to December 31, 2008.

•

For your Information Storage and VMware Virtual Infrastructure segments, please explain the methodology you used for assessing VSOE of services. In this regard, if you assessed it based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment;

Response:

For our Information Storage segment we capture standalone transactions for our professional services and assess the percentage of transactions that cluster within plus or minus 20% of our hourly rates. For the 2008 period, 80% of our standalone sales fell within plus or minus 20% of our median price points.

For our VMware Virtual Infrastructure segment we capture standalone transactions for packaged consulting services and the hourly rate of consultants for custom consulting and assess the percentage of transactions that cluster within 15% of the median price points. For the 2008 period, depending upon the type of service or level of consultant, 79% to 100% of the transactions were within plus or minus 15% of their respective median price points.

•

For the Content Management and Archiving segment, we note that 44 contracts were booked using renewal rates established in prior years and that 19 new contracts booked for the four quarters ended September 30, 2008 contained stated renewal rates. Considering you entered into 1,456 contracts in this segment, tell us how you establish VSOE of fair value for the contracts that do not contain renewal rates. If you based VSOE of fair value on stand alone sales, then please provide the information as requested in the preceding bullet point; and

Response:

The Company advises the Staff that the 1,456 contracts represent the standalone contracts in this segment. We use standalone contracts to establish VSOE of fair value for bundled contracts that do not contain a renewal rate. This represents the vast majority of our services transactions. We only utilize renewal rates to establish fair value for those contracts that contain renewal rates. As previously indicated, we only had 44 contracts that were used to establish fair value under this method and the revenues from these contracts was immaterial.

For our Content Management and Archiving segment we capture standalone transactions for our professional services and assess the percentage of transactions that cluster within plus or minus 20% of our hourly rates. For the 2008 period, 81% of our standalone sales fell within plus or minus 20% of our median price points.

•

For the nine contracts with stated renewal rates booked in the four quarters ended September 30, 2008 in the Content Management and Archiving segment, tell us if those customers had not renewed their services because the initial term had not yet ended and/or if you expect such customers to renew their contracts.

Response:

As of the end of the first quarter of 2009, three of the nine customers had renewed their services. The renewal rate for these three customers was equal to the rates in the original contract. Two of the nine contracts have expired without any renewal activity and the contract only permitted renewals for a specified period of time. Our historical experience has been that customers will generally engage us in subsequent periods for additional services as they deploy our offerings in other departments of their businesses. At this point we do not know if any of the other four contracts will be renewed by our customers.

Note M. Commitments and Contingencies, Litigation, page 90

2.	We reissue part of our prior comment 2 to tell us the amount of the estimated loss you accrued for the DoJ investigation. Additionally, tell us how you determined it was the appropriate amount to record given that your response indicates that the DoJ and relators’ complaints do not propose a specific monetary amount for either damages or penalties. Furthermore, please expand on why you believe your disclosures are not misleading in accordance with paragraph 9 of SFAS 5. In this regard, does the Company believe the amount of the accrued loss is not material?

Response:

The Company refers to its disclosure of the United States Department of Justice (“DoJ”) investigation in the 10-K and the litigation matter captioned United States ex rel. Rille and Roberts v. EMC Corporation described in the 10-Q. Management concluded that the amount of the accrued loss that the Company has recorded in connection with the matter is not material to its consolidated financial position, results of operations or cash flows. The Company’s assessment was based on the impact to our earnings per share. The Company also made an assessment to determine if disclosure was required within MD&A. It considered whether the provision had a material impact in understanding the results of operations by assessing its impact to selling, general and administrative expenses (the line item where the provision is classified) and trend in earnings and concluded it did not. Lastly, the Company considered whether the provision would have a material impact on its liquidity and concluded it did not. Based on these assessments, the Company concluded that the amount of the provision was not material to EMC and therefore believed that the specific amount of the estimated loss accrued is not required to be disclosed.

With respect to how we determined the appropriate amount to record for this matter, to expand on the factors considered by the Company and as set forth in the Company’s response dated May 4, 2009 to the Staff’s comments, the Company notes that during discussions with the DoJ aimed at resolving this matter, the Company and the DoJ reviewed certain transactional data and exchanged interpretations of that data. The Company considered this information, as well as its own interpretation of applicable law, regulations and the contract provisions in question, to arrive at an estimate of the Company’s contingent liability.

The Company believes that disclosure of the immaterial amount of the accrued loss associated with the matter to the Staff would have a number of unintended and adverse consequences. The litigation matter is active and in its early stages. The Company maintains that its analysis and interpretation of applicable law, regulations and contractual provisions, including its assessment of potential liability and associated damages, are protected from disclosure by the attorney-client privilege and/or the work product doctrine. Disclosure of the amount of the accrual would potentially invite an argument from the DoJ and/or the relators that the Company has waived those protections. Disclosure would also put the Company at a tactical disadvantage in a matter in which the Company believes it has valid and meritorious defenses.

Form 10-Q for the Quarter Ended March 31, 2009

Note 5 – Fair Value Measurements, page 14

3.	Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. If so, tell us why you did not disclose that you fully adopted SFAS 157 in your recent Form 10-Q. Also, tell us how you considered the disclosure requirements of paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

Response:

The Company advises the Staff that it has adopted SFAS 157 as it relates to non financial assets and non financial liabilities effective January 1, 2009. In our 2008 10-K, in conformity with the SEC’s Staff Accounting Bulletin number 74, we disclosed the issuance of recently issued but not yet adopted accounting pronouncements, including FASB Staff Position No. FAS 157-2. In our Form 10-Q, we did not consider it necessary to disclose that it had been adopted as it was no longer included in our disclosure of recently issued but not yet adopted accounting pronouncements nor did it have an impact on our financial statements in the first quarter of 2009. The disclosure requirements of paragraph 33(d) were not applicable to us in the first quarter of 2009 as we did not have any events which triggered an assessment of fair value for any non financial assets or non financial liabilities.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link
Senior Vice President and
Chief Accounting Officer